BB 3/12


SEC MAIL PROCESSING
RECEIVED
FEB 28 2007
WASH, DC
213
SECTION



SECURI 07003860 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48453

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cybus Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

520 Walnut Street, Suite 500
(No. and Street)

Des Moines (City) IA (State) 50309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Jones (515) 471-4662
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Denman & Company, LLP
(Name – *if individual, state last, first, middle name*)

1601 – 22nd Street, Suite 400 (Address) West Des Moines (City) IA (State) 50266 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James W. Eiler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cybus Capital Markets, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GEORGINA SCHWERY
Notarial Seal - Iowa
Commission # 736994
My Commission Expires 10-5-08

Signature

Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of XXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cybus Capital Markets, LLC
Des Moines, Iowa

FINANCIAL REPORT

December 31, 2006

CONTENTS

DENMAN
& Company, LLP
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members
Cybus Capital Markets, LLC
Des Moines, Iowa

We have audited the accompanying statement of financial condition of Cybus Capital Markets, LLC as of December 31, 2006, and the related statements of income, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cybus Capital Markets, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Denman & Company LLP

DENMAN & COMPANY, LLP

West Des Moines, Iowa
February 23, 2007

1601 22nd Street, Suite 400, West Des Moines, Iowa 50266-1453 Telephone: (515) 225-8400 Fax: (515) 225-0149
www.denman-cpa.com e-mail: firm@denman-cpa.com

Cybus Capital Markets, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 337,808
Accounts receivable	17,468
Interest receivable	2,340
Prepaid expenses	6,412
Total current assets	364,028
PROPERTY AND EQUIPMENT	179,720
Less accumulated depreciation	145,681
Total property and equipment	34,039
INVESTMENT IN CYBUS CAPITAL MANAGEMENT, INC.	481
Total	$ 398,548

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable and accrued expenses	$ 15,886
Obligation to terminated members	163,128
Total current liabilities	179,014
MEMBERS' EQUITY	219,534
Total	$ 398,548

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF INCOME
Year ended December 31, 2006

REVENUES	
Investment banking fees	$1,283,266
Management fees	60,050
Other	24,224
Total revenues	1,367,540
OPERATING EXPENSES	
Salaries and related costs, net	705,749
Contract labor	151,483
Occupancy	174,876
Travel	79,587
Marketing and promotion	62,971
Dues and subscriptions	34,816
Printing and shipping	11,741
Computer expenses	9,627
Administration	61,579
Education	1,804
Miscellaneous	6,700
Depreciation	14,076
Interest	5,523
Total operating expenses	1,320,532
Net income	$ 47,008

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF MEMBERS' EQUITY
Year ended December 31, 2006

BALANCE, January 1, 2006	$ 455,445
Payments received on members' notes receivable	45,474
Distributions to members	(300,000)
Obligation to terminated members	(28,393)
Net income	47,008
BALANCE, December 31, 2006	$ 219,534

See Notes to Financial Statements.

Cybus Capital Markets, LLC
STATEMENT OF CASH FLOWS
Year ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 47,008
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	14,076
Changes in assets and liabilities	
Decrease in accounts receivable	513,487
Decrease in interest receivable	62
Decrease in prepaid expenses	857
Increase in accounts payable and accrued expenses	10,418
Net cash provided by operating activities	585,908
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(4,001)
CASH FLOWS FROM FINANCING ACTIVITIES	
Payments received on members' notes receivable	45,474
(Decrease) in payable to affiliated company	(50,115)
Distributions to members	(300,000)
Capital refunded to terminated members, net	(250,546)
Net cash provided by financing activities	(555,187)
NET INCREASE IN CASH	26,720
CASH	
Beginning	311,088
Ending	$ 337,808
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payment for interest	$ 5,523

See Notes to Financial Statements.

Cybus Capital Markets, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Company, an Iowa limited liability company, provides investment banking services including mergers, acquisitions and accessing additional capital for middle market companies located throughout the United States. During 2006, 82% of revenues were earned under contingent fee arrangements. The Company is located in Des Moines, Iowa, and has regional offices in Sacramento, California, and Denver, Colorado. The Company is a broker licensed by the National Association of Security Dealers (NASD) and is a Securities Investor Protection Corporation (SIPC) member.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets.

Advertising

Advertising costs are expensed as incurred.

Income Taxes

The Company is treated as a disregarded entity for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The members are taxed individually on their share of the Company's earnings. The Company's net income or loss is allocated to the members in accordance with the operating agreement of the Company.

Investment in Cybus Capital Management, Inc.

The Company has a 100% owned subsidiary, Cybus Capital Management, Inc., and reports this investment using the equity method of accounting.

Exemption from Customer Protection Rule

Cybus Capital Markets, LLC operates under an exemption from customer protection rule 15(c)3-3 using K2(i) as the exemption.

Cash and Cash Equivalents

Cash and cash equivalents include certain investments in highly liquid funds with original maturities that do not exceed ninety days.

Accounts Receivable

Accounts receivable are from various clients for services and expense reimbursements. All amounts are considered fully collectible; accordingly, no allowance for doubtful accounts has been made.

Cybus Capital Markets, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 2 PROPERTY AND EQUIPMENT

A summary of property and equipment and related accumulated depreciation follows:

	December 31, 2006	
	Cost	Accumulated depreciation
Leasehold improvements	$ 1,348	$ 1,348
Computers and equipment	156,599	122,560
Furniture	21,773	21,773
Totals	$ 179,720	$ 145,681

NOTE 3 INVESTMENT IN CYBUS CAPITAL MANAGEMENT, INC.

Summary financial information of Cybus Capital Management, Inc. as of December 31, 2006 is as follows:

ASSETS	
Cash	$ 481
LIABILITIES AND STOCKHOLDER'S EQUITY	
Retained earnings	$ 481

NOTE 4 OBLIGATIONS TO TERMINATED MEMBERS

As of December 31, 2006, a former member is owed payments associated with a member termination which occurred during 2004, under terms of the Company's Operating Agreement. The obligation related to this termination totaled $134,735, as of December 31, 2006. In addition, a former member is owed a payment associated with a member termination which occurred during 2006, under terms of a Change in Ownership Agreement. The obligation under this termination totaled $28,393 as of December 31, 2006. Both of these obligations are required to be paid during the year ended 2007.

NOTE 5 NOTE RECEIVABLE, MEMBER

The Company has an outstanding note receivable to a member at December 31, 2006. The principal amount of this note totals $36,000, all of which is outstanding as of December 31, 2006 and was due, with accrued interest at 6.5%, on December 31, 2006. The note is secured by the respective member's ownership interest in Cybus Capital Markets, LLC, and as such, is reflected as a reduction of members' equity on the financial statements.

NOTE 6 CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances in one financial institution. The Company at various times throughout the year has amounts on deposit with this institution in excess of Federal Deposit Insurance Corporation (FDIC) limits.

NOTE 7 LINE OF CREDIT

The Company has available a line of credit with a bank. This note allows for borrowings up to $500,000 and calls for variable interest based upon the bank's prime rate. This note is due in full on April 30, 2007 and is secured by limited guarantees of the members. There were no borrowings on this loan during the year ended December 31, 2006.

NOTE 8 RELATED PARTY TRANSACTIONS

During the year ended December 31, 2006, Cybus Capital Advisors, LLC, a company owned by the members of the Company, paid Cybus Capital Markets, LLC, $60,000 for management services.

The Company paid a member $79,220, for consulting services, during the year ended December 31, 2006.

NOTE 9 PENSION PLAN

The Company has a 401(k) defined contribution plan covering employees that meet plan eligibility requirements. The Company makes matching contributions based upon a percentage of employee contributions. During the year ended December 31, 2006, the Company made matching contributions of $20,901.

NOTE 10 LEASE COMMITMENTS

The Company is obligated under two lease agreements for office space located in Des Moines, Iowa, and Sacramento, California, through August 2007. Rent expense for 2006 totaled $118,120. The minimum future rental under these lease agreements totals $54,383 for the year ending December 31, 2007.

DENMAN
& Company, LLP
Certified Public Accountants and Business Consultants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Members
Cybus Capital Markets, LLC
Des Moines, Iowa

We have audited the accompanying financial statements of Cybus Capital Markets, LLC as of and for the year ended December 31, 2006, and have issued our report thereon dated February 23, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Denman & Company LLP
DENMAN & COMPANY, LLP

West Des Moines, Iowa
February 23, 2007

1601 22nd Street, Suite 400, West Des Moines, Iowa 50266-1453 Telephone: (515) 225-8400 Fax: (515) 225-0149
www.denman-cpa.com e-mail: firm@denman-cpa.com

Cybus Capital Markets, LLC
COMPUTATION OF NET CAPITAL
December 31, 2006

MEMBERS' EQUITY, per unaudited Part IIA filing, December 31, 2006	$ 255,534
Adjustment for notes receivable, members	(36,000)
MEMBERS' EQUITY	219,534
Adjustments for assets not readily converted to cash	
Petty cash	(1,065)
Accounts receivable	(17,468)
Prepaid expenses	(6,412)
Furniture and equipment, net	(34,039)
Investment in Cybus Capital Management, Inc.	(481)
NET CAPITAL, December 31, 2006	$ 160,069

No material differences exist between net capital as shown above and net capital as shown on the Company's unaudited Part IIA filing.

DENMAN
& Company, LLP
Certified Public Accountants and Business Consultants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Members
Cybus Capital Markets, LLC
Des Moines, Iowa

In planning and performing our audit of the financial statements and supplemental schedules of Cybus Capital Markets, LLC (the Company), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1601 22nd Street, Suite 400, West Des Moines, Iowa 50266-1453 Telephone: (515) 225-8400 Fax: (515) 225-0149
www.denman-cpa.com e-mail: firm@denman-cpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, *National Association of Securities Dealers* and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Denman & Company LLP

DENMAN & COMPANY, LLP

West Des Moines, Iowa
February 23, 2007

END